UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2008

Mizuho Financial Group, Inc.

By:	/s/ Takashi Tsukamoto
Name:	Takashi Tsukamoto
Title:	Deputy President / CFO

October 31, 2008

To whom it may concern:

Company Name: Mizuho Financial Group, Inc.
Representative: Terunobu Maeda, President & CEO
Head Office: 2-5-1 Marunouchi, Chiyoda-ku, Tokyo
Stock Code Number (Japan): 8411
[Tokyo Stock Exchange (First Section),
Osaka Securities Exchange (First Section)]

Announcement Regarding Devaluation of Securities

for the Second Quarter (Accumulated Period) of Fiscal Year 2008

(Six months ended September 30, 2008)

Mizuho Financial Group, Inc. (“MHFG”) hereby announces the amount of losses on devaluation of Other Securities by our subsidiaries, Mizuho Bank, Ltd. (“MHBK”), Mizuho Corporate Bank, Ltd. (“MHCB”) and Mizuho Trust & Banking Co., Ltd. (MHTB).

Please refer to “Revision of Consolidated Earnings Estimates for Fiscal Year Ending March 31, 2009,” announced today, for MHFG’s consolidated earnings estimates accompanied by this devaluation.

Amount of losses on devaluation of Other Securities (unaudited)

MHBK:	¥67.2 billion
MHCB:	¥72.0 billion
MHTB:	¥2.7 billion
Total:	¥142.0 billion

Please direct any inquiries to:

Public Relations Office, Corporate Communications,

Mizuho Financial Group, Inc.    81-3-5224-2026

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements do not represent any guarantee by management of future performance.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information-Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.